April 8, 2015

VIA EDGAR

Mr. Mark Rakip
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                          Realty Income Corporation
Form 10-K for the fiscal year ended December 31, 2014
Filed February 18, 2015
File No. 1-13374

Dear Mr. Rakip:

We are writing in response to your comment letter dated March 27, 2015 (the “Comment Letter”) setting forth the additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Comment Letter relates to Realty Income Corporation’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the Commission on February 18, 2015.

The material in italics below sets forth the Staff’s comment, followed by our response.

Financial Statements and Supplementary Data

Allocation of the Purchase Price of Real Estate Acquisitions, page 59

1.                                    We note your response to prior comment 1. Please tell us the basis for your use of discounts between expected market rents and the contractual option rents in assessing your bargain renewal option and how your policy complies with ASC 805-20-25-12. In your response, explain how you concluded that the parameters established in your policy are appropriate given your limited experience with bargain renewal option rollovers. Further, tell us the potential impact to your financial statements if you considered all bargain renewals exercised regardless of discount to expected market rents and duration between acquisition and renewal dates.

Response:

For each lease we assume through acquisition of a property, we apply ASC 805-20-25-12 to determine whether the terms of the lease are favorable or unfavorable compared with the market terms of a lease for a similar property at the acquisition date.  If the terms are favorable, an above-market lease intangible asset is recorded, and if the terms are unfavorable, a below-market lease liability is recorded.   ASC 805-20-25-12 does not provide us with further guidance on how to arrive at the fair value of the above- or below-market lease intangible asset or liability, so we refer to ASC 820 and ASC 840 for the appropriate valuation guidance.  Our reference to “discounts” in our prior response and as used below is in relation to the difference between our estimates of market rents at the time of the renewal in comparison to the rate available to the tenant under the renewal option.  ASC 820 provides detailed guidance for using management’s judgment and other market participant consideration in assessing fair value when quoted prices are not available.

As previously mentioned in our earlier responses, we have extensive experience in acquiring and managing operating properties over multiple business cycles throughout our 46-year history.  During these 46 years, we have established in-house acquisition, portfolio management, asset management, credit research, and real estate research expertise.  Within our portfolio management department, we have a leasing team that actively negotiates lease renewals with current and new tenants and has access to current market rental rate data in markets across the country where our properties are located.  In fact, over the last several years, we have resolved over 1,800 lease rollovers.

Based on our experience with respect to pre-negotiated options to renew, we note that tenants typically make renewal decisions based upon a variety of both quantitative and qualitative factors. Our experience has shown that contractual option rents that are only slightly below market may not sufficiently incentivize a tenant to exercise their option, due to factors such as the availability of newer buildings and location optimization, among others.  Accordingly, we believe that a renewal rate that is “sufficiently lower” than market rates is required for the threshold of “reasonably assured” to be met under ASC 840-10-20 (which defines bargain renewal options).

We have relied upon our extensive experience negotiating leases with tenants to both establish our “Valuation of Newly Acquired Properties” policy and to determine the parameters that we outlined in our previous response.  We note that the authoritative guidance included in ASC 840-10-20 does not provide quantitative thresholds for us to use in making an assessment of whether rental rates are “sufficiently lower” so that exercise is reasonably assured; accordingly, we are required to apply professional judgment in determining whether this threshold is met.  Therefore, based on our experience, our research of other real estate companies, and the methodologies utilized by third-party valuation experts, we believe and respectfully advise the Staff that our definition of “sufficiently lower”, as described in our previous response letter, is in-line with how a market participant would consider such options.

Per our valuation policy referenced above, we define bargain renewal options as contractual rents being “sufficiently lower” (per ASC 840-10-20) than the estimated market rents for the property when they meet specific thresholds of between 15% to 25%, depending on the amount of time until the future option exercise date(s).  However, we evaluate each real estate lease acquired to determine whether a renewal option is considered a bargain renewal option (i.e., reasonably assured of exercise) based on the facts and circumstances existing at the acquisition date.  These factors include, but are not limited to, length of the in-place lease, the contractual ability of the tenant to sublease their space, financial performance of the property, financial performance of the individual tenant, the overall economic climate, and any other known facts or circumstances surrounding the tenant’s business operations.

Based on our market knowledge and extensive leasing and re-leasing experience, we have developed our valuation policy in an attempt to reflect what an active market participant would consider as a “bargain” renewal option.  Consequently, we have determined that the exercise of a bargain renewal option is “reasonably assured” when the lease renewal rate is at least 15% below expected market rents (we respectfully refer the Staff to our previous response for the various step parameters).  Because we have determined that renewal rates that are less than 15% below estimated market rents are not reasonably assured of exercise and do not constitute a bargain renewal, we do not quantify the impact of such renewal options in our valuation models.

In response to your request, we quantified the incremental impact to our financial statements if we assumed that all renewal options would be exercised regardless of discount to expected market rents and duration between acquisition and renewal dates.  For this quantification, we evaluated all 211 of our 2014 acquisitions that included the assumption of an in-place lease, which represents approximately 16% of the 1,291 in-place leases in our portfolio as of December 31, 2014.  Of this population of 211 in-place leases, there were 87 with renewal options that were below the expected market rent.  The following summarizes the overall incremental impact on our consolidated 2014 financial statements, assuming that all of the renewal options for these 87 in-place leases were exercised, regardless of discount to expected market rents and duration between acquisition and renewal dates.  The “Projected incremental impact on financial statements” column below represents an extrapolation based on the 2014 impact from including renewal options less than 15% below estimated market rents, which, as described above, is something we do not include in our valuation models:

Impact on financial statement caption	Incremental impact from 2014 in-place lease acquisitions	Projected incremental impact on financial statements
Increase in acquired lease intangible liabilities, net	$22,000,000	$69,900,000
% of total assets as of December 31, 2014	0.20%	0.63%

Decrease to rental revenue (1)	$(800,000)	$(1,400,000)
% of total 2014 revenue	(0.09)%	(0.15)%

(1)  When quantifying the income statement impact from the 2014 in-place lease acquisitions, we adjusted the amortization period to properly include all option periods considered to be exercised.  The amortization impact of using this extended term outweighed the amortization impact from the incremental increase to acquired lease intangible liabilities, net, and resulted in a decrease to rental revenue on an annualized basis.

Based on the foregoing, we respectfully represent to the Staff that the projected impact from our in-place leases with renewal options that are below the expected market rents regardless of discount to expected market rents and duration between acquisition and renewal dates would not have a material impact on our consolidated 2014 financial statements.

***

If you have any questions or comments to this letter, please do not hesitate to contact me at (858) 284-5109.

Sincerely,

Realty Income Corporation

/s/ Paul M. Meurer

Paul M. Meurer

Executive Vice President,

Chief Financial Officer and Treasurer